

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Via E-mail
Albert Chao
President, Chief Executive Officer
Westlake Chemical Partners LP
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

> **Re: Westlake Chemical Partners LP**
> **Registration Statement on Form S-1**
> **Filed April 29, 2014**
> **File No. 333-195551**

Dear Mr. Chao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will process this filing and your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act. Please provide that information in your next amendment to allow us sufficient time to review your disclosure

3. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

4. Please provide us with copies of any additional artwork or other graphics you intend to use in your prospectus.

5. Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.

Prospectus Cover Page

6. Please revise your cover page to disclose in the bullet point list of risks that on a pro forma basis you would not have generated sufficient cash to pay the full minimum quarterly distributions on all of your units, including your subordinated units for the year ended December 31, 2103. Please specify how many of the previous four quarters would have experienced such a shortfall, including the amount of the shortfall for each quarter.

7. Please disclose the percentage of the offering proceeds that will be available to the registrant after the deduction of all fees, commissions, expenses, compensation and payments to affiliates in connection with the offering. See Section II.B.3.a. of Release No. 33-6900.

Table of Contents

8. Please remove the disclosure in the paragraph under the table of contents that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Prospectus Summary, page 1

9. Please balance the discussion in the summary section to describe not only your business strategies, but also the material risks and challenges you face.

Our Management, page 7

10. Please balance your disclosure here to clarify that your management team dedicates only a percentage of their time to your business.

Organizational Structure, page 10

11. Please revise the chart to disclose the 90% interest of Westlake Chemical Corporation and 10% interest of Westlake Chemical Partners LP in Westlake Chemical OpCo LP and

the percentage interest of each of Westlake Chemical Corporation, Westlake Chemical Partners GP LLC and the Public Unitholders in Westlake Chemical Partners LP.

12. We note the disclosure in footnote one. Please also disclose the percentage of common units if the overallotment option is exercised by the underwriters.

Material Federal Income Tax Consequences, page 14

13. Please revise your disclosure to include a brief discussion of the material tax consequences so that you are not solely cross-referencing to the more detailed discussion. Please also disclose the identity of counsel who is rendering the opinion at each place in the prospectus where you discuss the tax consequences of investing in the units.

Risk Factors, page 18

We are substantially dependent on Westlake for our cash flows . . ., page 18

14. We note that Westlake is not obligated to purchase ethylene during any period during which OpCo's facilities are not operating due to scheduled or unscheduled maintenance or turnarounds. Please revise your risk factor to specify the periods during which you anticipate that OpCo's facilities will not operate due to maintenance or turnarounds and specify any material impact you anticipate on OpCo's results of operations or your ability to make distributions to your unitholders.

OpCo is a restricted subsidiary and guarantor under Westlake's credit facility . . ., page 21

15. We note that the indentures governing Westlake's senior notes and Westlake's credit facility prevent OpCo from making distributions to you in specified circumstances. Please advise as to the consideration you gave to filing the indentures and credit facility as exhibits to the registration statement.

Our production facilities process volatile and hazardous materials . . ., page 24

16. We note the disclosure "according to some experts". Please identify or provide examples of the "experts" referenced in your disclosure.

Use of Proceeds, page 40

17. We note that you plan to use part of the proceeds of the offering to purchase a limited partner interest in OpCo, and that this interest will be in addition to a percentage interest contributed to you by Westlake. Please disclose here or elsewhere as appropriate the current ownership of OpCo and whether the amount you pay to purchase the limited partner interest will be paid to Westlake or another entity or current owner of the interest.

Please also disclose the amount of the proceeds that will be used to purchase the limited partner interest.

Capitalization, page 41

18. Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Cash Distribution Policy and Restrictions on Distributions, page 44

19. We note your disclosures on page 56 in which you note that distributions will either be related to "operating surplus" or "capital surplus." Please tell us what consideration you gave to disclosing your operating surplus and capital surplus for fiscal year 2013 and providing investors with an understanding as to how your operating surplus and capital surplus correlates to your estimated Distributable Cash Flow measure.

20. Your presentation of Distributable Cash Flow appears to be a non-GAAP measure. In this regard, please address the following:

- Please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K;

- The title and the purpose of the measure indicate that this is a liquidity measure. In this regard, please also provide a reconciliation to a US GAAP liquidity measure. If you continue to believe that the non-GAAP measure is only a performance measure, please revise the title of the measure to something more descriptive of its purpose and ensure that the revised title does not include the word "cash;" and

- It is not clear why you are presenting EBITDA as part of your current reconciliation from net income to estimated distributable cash flow for Westlake Chemical Partners LP. Please advise. Alternatively, please reconcile directly between net income and estimated distributable cash flow for Westlake Chemical Partners LP.

21. Please disclose whether the partnership agreement, or any other relevant contract, requires that the amounts of actual distributions be either defined, limited or measured based on the Distributable Cash Flow calculation presented in your filing.

22. Given that you will pay distributions on a quarterly basis, please tell us what consideration you gave to providing the pro forma and estimated distributable cash flow information correspondingly on a quarterly basis.

23. Please revise your disclosure to indicate what quarterly distributions would have been for the most recent four fiscal quarters, including quantifying any shortfalls.

24. In regards to the assumptions used to arrive at your estimated distributable cash flow for the twelve months ended June 30, 2015, please address the following:

- Please expand your disclosures to better explain your assumption that gross profit will increase though revenues will decrease considering that it appears Westlake Chemical Corporation's purchase price will generally equal OpCo's estimated variable costs plus a fixed $0.10 per pound margin; and

- You expect a lower allocation of selling, general and administrative expenses in accordance with the omnibus agreement. Please address why this agreement would not be reflected in your pro forma financial information as well as why it will result in a decrease of selling, general and administrative expenses.

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2015, page 49

25. Please remove the language in the last paragraph on page 50 stating that you do not undertake any obligation to update your assumptions to reflect events or circumstances after the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Management's Discussion and Analysis

Capital Resources and Liquidity, page 79

26. Please revise your disclosure to describe in appropriate detail all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements. For example, we note that OpCo has guaranteed and is a restricted subsidiary under Westlake Chemical Corporation's indentures governing their senior notes as well as under their credit facility.

Capital Expenditures, page 80

27. Please disclose your expected capital expenditures for 2014. Refer to Item 303(a)(2)(i) of Regulation S-K.

Business, page 92

Technology, page 99

28. We note the various licenses listed in this section relating to the steam process and recovery technology used by OpCo. To the extent that any of these licenses represent material contracts under Item 601(b)(10) of Regulation S-K, please file them as exhibits to the registration statement.

Books and Reports, page 145

29. Please tell us why the annual reports will be provided within 105 days instead of 90 days of the end of the fiscal year and quarterly reports will be provided within 50 days of the end of the quarter rather than within 45 days. See Part 15 of Industry Guide 5.

Material U.S. Federal Income Tax Consequences, page 149

Taxation of the Partnership, page 149

30. We note that you are providing a firm conclusion regarding your treatment as a partnership for federal tax purposes. Accordingly, please remove the word "generally" from this discussion and please delete the statement in the first sentence in this section that you "expect" to be treated as a partnership. See Section II.C. of Staff Legal Bulletin No. 19 (October 14, 2011) and Item 12 of Industry Guide 5.

Tax Consequences of Unit Ownership, page 151

31. Please revise this section to remove the uncertainty that appears throughout this section, such as under "Treatment of Distributions," "Limitations on Deductibility of Losses," "Limitations on Interest Deductions," etc. In particular, please remove the words "generally" and "may" from the discussion and instead provide a "will" opinion. Alternatively, please revise to clearly state that the opinion is subject to a degree of uncertainty and describe the degree of uncertainty, explain why a "will" opinion cannot be provided, and provide adequate risk factor disclosure setting forth the tax risks to investors.

Disposition of Units, page 156

32. Please revise your disclosure in this section to address the requirements of Item 12.H of Industry Guide 5.

Unaudited Pro Forma Combined Carve-Out Financial Statements, page F-1

33. Please disclose what consideration you gave to reflecting the impact of the services, site lease, and omnibus agreements with Westlake Chemical Corporation in your pro forma financial statements pursuant to Rule 11-02(b)(6) of Regulation S-X.

34. Please disclose how you will determine how many common units and subordinated units will be issued to the subsidiaries of Westlake Chemical Corporation in exchange for the transfer of the limited partner interest in OpCo and a 100% interest in Westlake Chemical OpCo GP.

35. Please better clarify in your disclosures how you arrived at pro forma net sales and cost of sales amounts by addressing the following:

- For adjustment (h), please show how you arrived at the amount reflected as price changes related to OpCo's execution of the Ethylene Sales Agreement with Westlake; and

- It appears that the only adjustment to third party net co-product, ethylene and feedstock sales is adjustment (g) which reflects the elimination of activity related to the resale of ethylene and feedstock that will not be part of OpCo's operations. The last sentence on page F-6 indicates that pro forma ethylene sales to third parties reflects 5% of actual 2013 ethylene production. Please help us understand why there would not need to be a pro forma adjustment in order to reflect the 5% of actual ethylene production.

36. Please confirm there are no planned distributions to your sponsor. If so, we remind you of the presentation and disclosure requirements per SAB Topic 1:B.3.

37. In regards to pro forma net income per unit, please ensure you address the following:

- Please disclose how many offering units were included in your computation and how many were excluded and explain why;

- Please ensure your disclosures clearly show how you computed your pro forma net income per unit amounts, including the income amounts allocated to different unitholders; and

- Please help us better understand your basis for assuming that no incentive distribution rights would be paid based on your cash distribution policy as outlined beginning on page 56.

38. You will control, and therefore consolidate, OpCo through your ownership of its general partner. Please help us better understand how you determined that you will control and should therefore consolidate OpCo. Please file as an exhibit the contract which identifies the rights and obligations of both limited partners and general partners of OpCo and provide us with an analysis based on this contract which supports your basis for consolidation. Your analysis should cross-reference to the specific contractual provisions that you are relying on to establish control as well as refer to the specific accounting guidance you considered in determining the appropriate conclusion.

Financial Statements

General

39. Please update your financial statements and corresponding financial information included throughout the filing to comply with Rule 3-12 of Regulation S-X.

WestLake Chemical Partners Predecessor

Note 1. Business and Basis of Presentation

Basis of Presentation, page F-17

40. Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please specifically disclose the allocation method used for each material type of cost allocated. Refer to SAB Topic 1:B.1.

Revenue Recognition, page F-21

41. Please tell us what consideration you gave as to whether your long-term supply contracts contain a lease component pursuant to ASC 840.

Undertakings, page II-2

42. Please revise the undertaking that appears on page II-2 to clarify that the statement provided to common unitholders will include disclosure relating to transactions with the "General Partner or its affiliates" instead of with the "registrant or its subsidiaries". See Item 20.B. of Industry Guide 5.

Index to Exhibits, page II-4

43. Please file all required exhibits, such as the underwriting agreement, the legal opinion and tax opinion, and the material contracts listed as Exhibits 10.1 – 10.11 in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Albert Chao
Westlake Chemical Partners LP
May 22, 2014
Page 9

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Erin Jaskot, Staff Attorney at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

Cc: Via E-mail
       David P. Oelman, Esq.